Lanham & Lanham, LLC
A Professional Law Firm

28652 Oso Parkway	Telephone: (949) 858-6773
Suite D	Facsimile: (949) 858-6774
Rancho Santa Margarita, California 92688

June 18, 2012

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Scot Foley

RE:      Caribbean Pacific Marketing, Inc.
File No. 333—180008 (Form S-1/A4)

Dear Mr. Foley:

The attached Amendment No. 4 to the above-referenced filing has been filed on EDGAR in response to our telephone conversation earlier today.

We have removed the reference to “services” in the Risk Factor on Page 5.  However the reference to “services” in Note 1 to the Financial Statements on Page F-9 is required by FASB ASC 505-10 and 50,  "Accounting for Equity  Instrument that are Issued to Other Than  Employees for Acquiring,  or in Conjunction  with Selling,  Goods or  Services", and refers to personal services provided to the Registrant, and not services provided by the Registrant.

We have also corrected the signature page to identify Mr. McDonnell as the “Principal Accounting Officer”.

Thank you for your consideration.

Very truly yours,

/s/ Randall Lanham, Esq.

RANDALL LANHAM, ESQ.
Lanham & Lanham, LLC